UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Akari Therapeutics Plc (the “Company”) has updated certain business, risk factors, and other information which supplements information included in the Company’s Annual Report on Form 20-F the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2022, as supplemented by the Company’s subsequent filings with the SEC. The updated business, risk factors and other information is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Exhibit No.

99.1	Akari Therapeutics, Plc, Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: March 28, 2023